UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

NerdWallet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64082B102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64082B102	13 G

1	NAMES OF REPORTING PERSONS. Innovius Capital Sirius I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,209,366 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,209,366 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,209,366 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3% of Class A Common Stock (7.9% of Total Common Stock) (3)
12	TYPE OF REPORTING PERSON*	PN

(1)	This statement on Schedule 13G is filed by Innovius Capital Sirius I, L.P. (“ICS”), Innovius Capital GP I, LLC (“ICGP”) and Justin R. Moore (“Moore” and, together with ICS and ICGP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by ICS. ICGP is the general partner of ICS. Moore is the managing director of ICGP. As such, ICGP and Moore share dispositive and voting power over the shares held by ICS and may be deemed to have indirect beneficial ownership of the shares held by ICS. Moore owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.
(3)	The percentages are based on 34,149,189 shares of Class A Common Stock and 31,685,652 shares of Class B Common Stock reported to be outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated November 3, 2021 as filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP NO. 64082B102	13 G

1	NAMES OF REPORTING PERSONS. Innovius Capital GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,209,366 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,209,366 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,209,366 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3% of Class A Common Stock (7.9% of Total Common Stock) (3)
12	TYPE OF REPORTING PERSON*	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by ICS. ICGP is the general partner of ICS. Moore is the managing director of ICGP. As such, ICGP and Moore share dispositive and voting power over the shares held by ICS and may be deemed to have indirect beneficial ownership of the shares held by ICS. Moore owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.
(3)	The percentages are based on 34,149,189 shares of Class A Common Stock and 31,685,652 shares of Class B Common Stock reported to be outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated November 3, 2021 as filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP NO. 64082B102	13 G

1	NAMES OF REPORTING PERSONS. Justin R. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,209,366 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,209,366 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,209,366 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3% of Class A Common Stock (7.9% of Total Common Stock) (3)
12	TYPE OF REPORTING PERSON*	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by ICS. ICGP is the general partner of ICS. Moore is the managing director of ICGP. As such, ICGP and Moore share dispositive and voting power over the shares held by ICS and may be deemed to have indirect beneficial ownership of the shares held by ICS. Moore owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.
(3)	The percentages are based on 34,149,189 shares of Class A Common Stock and 31,685,652 shares of Class B Common Stock reported to be outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated November 3, 2021 as filed with the Securities and Exchange Commission on November 5, 2021.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Nerdwallet, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:	NerdWallet, Inc.
	Address of Issuer’s Principal Executive Offices:	875 Stevenson St
San Francisco, CA 94103

Item 2

(a)	Name of Person(s) Filing:

Innovius Capital Sirius I, L.P. (“ICS”)

Innovius Capital GP I, LLC (“ICGP”)

Justin R. Moore (“Moore”)

(b)         Address of Principal Business Office:

Four Embarcadero Center, Suite 3720

San Francisco, CA 94111

(b)	Citizenship:

All entities were organized in Delaware.

Moore is a United States citizen.

(d)	Title of Class of Securities:	Class A Common Stock, par value $0.01 per share.

(e)	CUSIP Number:	64082B102

Item 3	Not applicable.

Item 4	Ownership.

Reporting Persons	Class A Common Stock Held Directly (1)	Shared Voting Power (2)	Shared Dispositive Power (2)	Beneficial Ownership (2)	Percentage of Class A Common Stock	Percentage of Common Stock (1)
ICS	5,209,366	5,209,366	5,209,366	5,209,366	15.3%	7.9%
ICGP	0	5,209,366	5,209,366	5,209,366	15.3%	7.9%
Moore	0	5,209,366	5,209,366	5,209,366	15.3%	7.9%

(1)	Represents shares of Class A Common Stock held directly by ICS.
(2)	ICGP is the general partner of ICS. Moore is the managing director of ICGP. As such, ICGP and Moore share dispositive and voting power over the shares held by ICS and may be deemed to have indirect beneficial ownership of the shares held by ICS. Moore owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.
(3)	The percentages are based on 34,149,189 shares of Class A Common Stock and 31,685,652 shares of Class B Common Stock reported to be outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated November 3, 2021 as filed with the Securities and Exchange Commission on November 5, 2021.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

INNOVIUS CAPITAL SIRIUS I, L.P.

By: Innovius Capital GP I, LLC
Its: General Partner

By:	/s/ Justin R. Moore
Name:	Justin R. Moore
Title:	Managing Director

INNOVIUS CAPITAL GP I, LLC

By:	/s/ Justin R. Moore
Name:	Justin R. Moore
Title:	Managing Director

/s/ Justin R. Moore
Justin R. Moore